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SEC FILE NUMBER
8-48461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Corinthian Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue, Suite 16C, 28th Floor
(No. And Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Calabrese
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela Calabrese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corinthian Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHERYL A ZASTENCHIK
Notary Public - State of New York
NO. 01ZA6098466
Qualified in Dutchess County
My Commission Expires 9-22-19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Corinthian Partners, LLC

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Corinthian Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Corinthian Partners, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 20, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516 864 8600 FAX 516 496.9688 WWW.RSGNCCPAS.COM

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 30,398
Due from clearing firm	110,859
Securities owned, at fair value	177,606
Fixed assets (net of accumulated depreciation of $278,402)	
Employee advances	39,201
Prepaid expenses	23,365
TOTAL ASSETS	$342,428

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$141,025
Total liabilities	141,025
Liabilities subordinated to claims of general creditors	175,000
Member's equity	26,403
TOTAL LIABILITIES AND MEMBER'S EQUITY	$342,428

The accompanying notes are an integral part of these financial statements.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Corinthian Partners, LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is organized in Delaware, allowed to operate indefinitely, and is wholly-owned by Corinthian Holdings, LLC. The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customer securities, and therefore claims exemption from the requirements of SEC Rule 15c3 under section (k) (2) (ii).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement-date basis, which is not in accordance with GAAP. The difference between trade-date and settlement-date commission revenue and expense is immaterial.

The Company receives investment banking income from a number of investment banking sources. The amounts received vary year to year.

The Company receives management fee income from a marketing agreement with Kerrisdale Capital Management, LLC, a hedge fund. Corinthian Partners, LLC receives 22.5% of both the management fees and the incentive fees from investors that are introduced to the fund. The Company receives the fees on a quarterly basis and an annual basis, respectively. All assets have been redeemed as of December 31, 2016.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continue)

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

The Company computes amortization on the straight line method based on the estimated useful life of the assets.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2016, the due from clearing firm, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $127,225, which was $117,823 in excess of its required net capital of $9,402. The Company's net capital ratio was 01109 to 1.

NOTE 4. COMMITMENTS

In 2016, the Company moved its office to 850 Third Avenue, New York and entered into a month-to-month lease for $6,000 per month. On January 7, 2015 the Company entered into an equipment lease for a copier with equal monthly payments of $416 that runs for 60 months. In addition, on April 29, 2014 the Company entered into a lease for an automobile with equal monthly payments of $470 that runs for 27 months.

The following is a summary of future minimum lease payments on these items:

Year ended December 31	Automobile	Copier	Total Commitments
2017	$5,640	$4,986	$10,626
2018	-	4,986	4,986
2019	-	4,986	4,986
2020	-	4,986	4,986
Total	$5,640	$19,944	$25,584

Rent expense for 2016, net of forgiveness to the companies previous landlord in the amount $84,000, aggregated to $3,000 and is reported as net rent expense on the statement of operations. Auto lease and copier rental expense for 2016 aggregated to $13,571 and is reported as auto and equipment leases on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 5. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member reports its distributive share of realized income or loss on its own tax return. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision will be included on the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts circumstances and information available at the end of each period. The measurement of unrecognized tax benefits are adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company is no longer subject to federal, state or local tax examinations by the authorities for the years ending before 2012.

NOTE 6. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

NOTE 6. FAIR VALUE MEASUREMENTS (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The securities owned at December 31, 2016 consist of two equity securities, one priced using Level 1 inputs and valued at $146,694 and the other at $30,912.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under two subordination agreements, one for $125,000 and one for $50,000, each with an original maturity of December 15, 2017. The two subordination agreements, in the aggregate amount of $175,000, have approved by FINRA and, as such, are available for net capital purposes. Interest accrues annually at a rate of 5% per annum on both subordinations. Interest on the subordinations amounted to $9,042 for the year ended December 31, 2016 and is reported as interest expense on the statement of operations.

NOTES8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

CORINTHIAN PARTNERS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2016

CONTENTS

	PAGE
Facing Page – Oath or Affirmation	1-2
Independent Auditor's Report	3
Statement of Financial Condition	4
Notes to Financial Statements	5-10